SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
General Growth Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS General Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		2,919,458

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		69,015,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,919,458

WITH	10	SHARED DISPOSITIVE POWER*

		69,015,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*:

	71,935,281

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 45,167,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	3	of	6

1	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		69,015,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		69,015,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*

	69,015,823

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*Includes 45,167,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	4	of	6

1	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		45,167,821

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		45,167,821

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*

	45,167,821

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 45,167,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	5	of	6
Except as specifically amended hereby, all other provisions of the Reporting Persons’ 13D filed on August 21, 2007, as amended on April 1, 2008 (the “Schedule 13D”), remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following to the end thereof: On October 16, 2008, M.B. Capital Partners III repaid the entire amount outstanding under the Term Loan Agreement dated as of November 9, 2004, as amended (the “Loan Agreement”), with Citigroup Global Markets, Inc. and terminated the Loan Agreement.
Item 5. Interest in Securities of the Issuer.
Item 5(a) and (b) is hereby amended by adding the following to the end thereof: General Trust Company beneficially owns an additional 3,782 shares as a result of the Issuer’s dividend reinvestment plan. In addition, General Trust Company now is the sole trustee instead of a co-trustee of a trust for the benefit of certain members of the Bucksbaum family and instead of shared power has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 2,766,209 shares.
Item 5(c) is hereby amended by adding the following to the end thereof:
Since the filing of the First Amendment to Schedule 13D on April 1, 2008, there have been no purchases (other than purchases pursuant to the Issuer’s dividend reinvestment plan as described in Item 5(a) and (b)) or sales of the Issuer’s Common Stock by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following to the end thereof:
In connection with the termination of the Loan Agreement as described in Item 3, all agreements regarding the pledge of shares of Issuer’s Common Stock by any of the Reporting Persons have also been terminated and the shares released. There are no shares of Issuer’s Common Stock pledged by any of the Reporting Persons.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 16, 2008

GENERAL TRUST COMPANY

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves
Title:	Vice President

CUSIP No.	370021107	13D	Page	6	of	6

M.B. CAPITAL PARTNERS III

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves
Title:	Vice President

M.B. CAPITAL UNITS LLC

By:	M.B. Capital Partners III,
its sole member

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves
Title:	Vice President